UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005
                 ----

Commission File Number: 0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                Sequential
    Exhibit                              Description            Page Number
    -------                              -----------            -----------
    1.               Proxy Statement
    2.               Letter to the Shareholders

                                                        SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 ALVARION LTD.



Date: June 24, 2005                      By:   /s/ Dafna Gruber
                                               ------------------------------
                                               Name:  Dafna Gruber
                                               Title: Chief Financial Officer

                                  ALVARION LTD.
                                    NOTICE OF
                   2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     To all Alvarion shareholders:

NOTICE IS HEREBY GIVEN that the 2005 Annual General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (the "Company" or "Alvarion") will be held on July 26, 2005 at 10:00 a.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel. 972-3-6456262.

     The agenda of the Meeting will be as follows:

     (1) re-election of Mr. Benny Hanigal and election of Mr. Tzvi Friedman to the Company's Board of Directors;

     (2)  approval of option grant to Messrs. Benny Hanigal and Amnon Yacoby;

     (3)  approval of Mr. Zvi Slonimsky's 2005 bonus plan;

     (4) amendment of the Company's Articles of Association and indemnification agreements with each of its office holders and directors, regarding insurance, indemnification and exculpation of office holders;

     (5) reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the period ending upon the next Annual General Meeting of Shareholders and the authorization of the Company's Audit Committee and/or the Board of Directors to set their remuneration; and

     (6) review of the Company's audited consolidated financial statements for the year ended December 31, 2004.

     Shareholders of record at the close of business on Friday June 24, 2005 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postage-paid envelope provided. Shareholders may revoke their proxies at any time before the exercise thereof by filing with the Company a notice of revocation or a duly executed proxy bearing a later date, or by voting their shares in person at the Meeting.

     Joint holders of shares should take note that, pursuant to Article 34.4 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy or by deed of vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names of such holders stand in the Company's Shareholder Register.


                                        By Order of the Board of Directors,


                                        /s/ Anthony Maher
                                        Anthony Maher, Chairman

Dated: June 24, 2005

                                  ALVARION LTD.
                               21A Habarzel Street
                             Tel Aviv 69710, Israel

                              ---------------------
                                 PROXY STATEMENT
                              ---------------------

     This Proxy Statement is furnished to the holders of ordinary shares, NIS
0.01 nominal value (the "Ordinary Shares"), of Alvarion Ltd. ("Alvarion" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2005 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2005 Annual Meeting of Shareholders. The Meeting will be held on July 26, 2005 at 10:00 a.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel: 972-3-6456262.

     The agenda of the Meeting will be as follows:

     1. re-election of Mr. Benny Hanigal and election of Mr. Tzvi Friedman to the Company's Board of Directors;

     2.   approval of option grant to Messrs. Benny Hanigal and Amnon Yacoby;

     3.   approval of Mr. Zvi Slonimsky's 2005 bonus plan;

     4. amendment of the Company's Articles of Association and indemnification agreements with each of its office holders and directors, regarding insurance, indemnification and exculpation of office holders;

     5. reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the period ending upon the next Annual General Meeting of Shareholders and the authorization of the Company's Audit Committee and/or the Board of Directors to set their remuneration; and

     6. review of the Company's audited consolidated financial statements for the year ended December 31, 2004.

     The Company currently is not aware of any other matters which will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

     A form of proxy for use at the Meeting and a pre-addressed postage-paid return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed by the holder thereof and received by the Company not less than two (2) hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted in determining whether a quorum is present.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 24, 2005 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about June 26, 2005 and will be solicited primarily by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     The Company had outstanding as of June 12, 2005 58,660,426 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders present in person or by proxy, or who have delivered to the Company a deed of vote indicating their manner of voting, and who hold or represent in the aggregate at least 33 1/3% of the voting power of the Company, will constitute a quorum at the Meeting.


                     BENEFICIAL OWNERSHIP OF ORDINARY SHARES

     The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of June 12, 2005, by each person or entity known by the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of the Company's other shareholders.

                                             Ordinary Shares
                                           Beneficially Owned
                                        -------------------------
Name                                       Amount      Percent(1)
-------------------------------------   -----------   -----------
   Fidelity Investments (2) .........   4,267,500          7.3

------------
(1) Based on 58,660,426 Ordinary Shares outstanding as of June 12, 2005.
(2) Aggregate holdings of certain institutional accounts and/or open-end investment companies managed by FMR Corp and Fidelity International Limited. FMR Corp and Fidelity International Limited are the parent companies of various investment advisors that manage institutional accounts and/or open-end investment companies.

                 ITEM 1 -- RE-ELECTION AND ELECTION OF DIRECTORS

     At the Meeting, shareholders will be asked to (i) re-elect Mr. Benny Hanigal to the Company's Board of Directors; and (ii) elect Mr. Tzvi Friedman to the Company's Board of Directors, each for a term expiring at the third annual general meeting of the shareholders of the Company following the Meeting.

     The Company's Articles of Association provide that a certain number of the Company's directors (excluding the External Directors) shall be elected each year at the Company's Annual General Meeting, and, unless specifically determined otherwise, each elected director shall serve, subject to the other provisions of the Company's Articles of Association and Israeli Companies Law, 5759-1999 (the "Companies Law"), until the third Annual General Meeting following the Meeting at which such director was elected.

     Mr. Hanigal's term is expiring at this Annual General Meeting, and it is proposed that he be re-elected.

     It is proposed that Mr. Friedman, who is expected to be appointed the Company's CEO in October 2005, be elected to the board of directors.

     The Company's Articles of Association provide that the maximum number of directors on the Company's board of directors is 10 directors. The board currently consists of 9 directors; the re-election of Mr. Hanigal and the election of Mr. Friedman shall increase the number of board members to 10.

     A brief biography of each nominee is set forth below:

     Mr. Benny Hanigal has served as a member of our board of directors since the Company's inception and served as chairman of our board of directors until February 1999. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion.

     Mr. Tzvi Friedman is expected to be appointed the Company's CEO on October 1st, 2005. He joined Floware in October 2000 as its President and Chief Operating Officer and has served in this capacity in Alvarion since the merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom. From 1992 to 1996, Mr. Friedman served as vice president Marketing and Sales of ECI Telecom's SDH division. Mr. Friedman holds a B.Sc.E.E. summa cum laude in Electrical Engineering, a M.Sc.E.E. cum laude in Electrical Engineering from Tel Aviv University and a Sloan Program M.Sc.M. in Management from the London Business School.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

     It is proposed that at the Meeting, the following resolution be adopted:

     "RESOLVED, that Mr. Benny Hanigal be re-elected, and Mr. Tzvi Friedman be elected, to the Board of Directors of the Company, effective immediately, each for a term expiring at the third annual general meeting of shareholders of the Company following the Meeting."

     The Board of Directors recommends a vote FOR approval of the proposed resolution. Since Mr. Hanigal has a personal interest in the foregoing proposed resolution, he refrains from making a recommendation with respect to such resolution.

                 ITEM 2 -- APPROVAL OF OPTION GRANT TO DIRECTORS

     The Company's Audit Committee and Board of Directors resolved, subject to the Company's shareholders' approval, that: (i) Mr. Amnon Yacoby will be granted options to purchase 20,000 Ordinary Shares of the Company, which options shall vest in 8 quarterly installments over a twenty four month period, commencing at the end of the third month following the date of grant; and (ii) Mr. Benny Hanigal, if re-elected, will be granted options to purchase 30,000 Ordinary Shares of the Company, which options shall vest in 12 quarterly installments over a thirty six month period, commencing at the end of the third month following the date of grant.

     These options are to be granted under the Company's Global 2002 Share Option Plan (the "Plan"), at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the Meeting.

     According to the Company's compensation plan for the directors, each director is granted 10,000 options per each year of his or her term. Mr. Yacoby was not granted options upon his re-election at the 2004 Annual General Shareholders Meeting, and thus will have no unvested options for the last two years of his current term. Therefore it is proposed that he be granted pursuant to these terms 20,000 options (10,000 per each year of his remaining current term). It is also proposed that Mr. Hanigal if re-elected, be granted pursuant to these terms 30,000 options (10,000 per each year of his term).

     Pursuant to the Companies Law, the payment of compensation, including any grant of any stock option, to directors requires the approval of the Company's Audit Committee, followed by the approval of the Board of Directors, and then by the shareholders. The Company's Audit Committee has approved the grant of the options on June 19, 2005 and the Company's Board of Directors has approved the grant of the options on June 20, 2005. Accordingly, the adoption of the above resolutions of the Company's Audit Committee and Board of Directors with respect to Messrs. Yacoby and Hanigal is subject to the approval of the Company's shareholders, which shall be sought at the Meeting.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, to approve the resolutions of the Company's Audit Committee and Board of Directors pursuant to which (i) Mr. Amnon Yacoby is granted options to purchase 20,000 Ordinary Shares of the Company, which options shall vest in 8 quarterly installments over a twenty four month period, commencing at the end of the third month following the date of grant; and (ii) Mr. Benny Hanigal, if re-elected, is granted options to purchase 30,000 Ordinary Shares of the Company, which options shall vest in 12 quarterly installments over a thirty six month period, commencing at the end of the third month following the date of grant. These options shall be granted under the Plan and shall have an exercise price per share equal to the closing price as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the Meeting."

     The Board of Directors recommends a vote FOR approval of the proposed resolution. Since Messrs. Hanigal and Yacoby have a personal interest in the foregoing proposed resolution, they refrain from making a recommendation with respect to such resolution.

              ITEM 3 -- APPROVAL OF MR. SLONIMSKY'S 2005 BONUS PLAN

     At the Meeting, the shareholders will be asked to approve to Mr. Zvi Slonimsky, the Company's Chief Executive Officer until September 30, 2005, the grant of an annual bonus of up to US$75,000, as set forth in Appendix A to this Proxy Statement, which is incorporated herein by reference.

     Under the Companies Law, because Mr. Slonimsky is a member of our Board of Directors, bonuses payable to him require the approval of the Company's Audit Committee, followed by the approval of the Board of Directors, and then by the shareholders. The Company's Audit Committee approved the bonus for 2005 on June 19, 2005 and the Board of Directors approved the annual bonus for 2005 on June 20, 2005. Accordingly, at the Meeting, the shareholders will be asked to approve the annual bonus.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolutions.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that the annual bonus of up to US$75,000 be paid to Mr. Slonimsky as set forth in Appendix A to the Proxy Statement."


     The Board of Directors recommends a vote FOR approval of the proposed resolutions. Since Mr. Slonimsky has a person al interest in the foregoing proposed resolution, he refrains from making a recommendation with respect to such resolution.

          ITEM 4 -- APPROVAL OF AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION AND INDMENIFICATION AGREEMENTS WITH EACH OF ITS
                             OFFICERS AND DIRECTORS

     Our articles of association allow us to procure insurance for or indemnify any office holder and director to the fullest extent permitted under the Companies Law, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the audit committee of the Company and otherwise as required by law.

     The Company has entered into agreements with each of the Company's directors and officers to insure and indemnify them against certain types of claims, subject to certain limitations (the "Indemnification Agreements"). These agreements were approved by the Company's audit committee and Board of Directors, and were ratified by the Company's shareholders at the annual general meeting of the shareholders of the Company.

     In March 2005, an amendment was adopted to the provisions of the Companies Law that govern the insurance, indemnification and exculpation of office holders. In light of the cumulative effect of the changes to these provisions since the adoption of the Company's articles of association, the Board of Directors of the Company believes that it would be desirable to amend the provisions of the articles of association of the Company as per the amended provisions of the Companies Law.

     The Company's Audit Committee and Board of Directors have further recommended, subject to the Company's shareholders' approval, that the Indemnification Agreements be amended to reflect the amended terms of the Articles of Association as proposed to be amended by this proposal.

     The Company's Audit Committee and Board of Directors resolved on June 19, 2005 and on June 20, 2005 respectively, subject to the Company's shareholders' approval, to approve an amendment to the Articles of Association of the Company to replace the current indemnity provisions of the Articles of Association of the Company with the applicable provisions of the Companies Law and to amend each of the Indemnification Agreements in accordance with the revised Articles of Association.

     The proposed change revises in certain respects the conditions that should be met in order to allow indemnification of the directors and officers of the Company.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

     It is proposed that the following Resolution be adopted at the Meeting:

     "RESOLVED, to amend the articles of association of the Company by restating
Article 64 to read as follows:

     64   Indemnification of Office Holders

     64.1 The Company may, to the extent permitted by the Companies Law, indemnify an Office Holder of the Company for liability or expense he or she incurs as a result of an act done by him or her in his or her capacity as an Office Holder of the Company, as follows:

          64.1.1 a financial liability imposed on him or her in favor of another person by a court judgment, including a settlement, judgment or an arbitrator's award approved by a court;

          64.1.2 reasonable costs of litigation, including attorney's fees, expended by an Office Holder as a result of an investigation or proceeding instituted against the Office

                 Holder by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the Office Holder or the imposition of any financial liability in lieu of criminal proceedings, or was concluded without the filing of an indictment against the Office Holder and a financial liability was imposed on the Office Holder in lieu of criminal proceedings with respect to a criminal offense in which proof of criminal intent is not required;

          64.1.3 reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or charged to him or her by a court, in a proceeding filed against him or her by the Company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal intent.

     64.2 The Company may indemnify an Office Holder of the Company pursuant to this Article 64 retrospectively, and may also undertake in advance to indemnify an Office Holder of the Company, provided the undertaking is limited to events which the Board believes can be anticipated at the time of such undertaking, in light of the Company's activities as conducted at such time and is in an amount or based on criteria that the Board determines is reasonable under the circumstances and, provided, further, that such undertaking lists the events which the Board believes can be anticipated in light of the Company's activities as conducted at such time, and the amount or based on criteria that the Board determines is reasonable under the circumstances."

     "FURTHER RESOLVED, that the Indemnification Agreements be amended to reflect the amended articles of association as set forth above"


     The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

        ITEM 5 -- REAPPOINTMENT AND REMUNERATION OF INDEPENDENT AUDITORS

     At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the period ending at the Company's next Annual General Meeting of Shareholders.

     The Company's Audit Committee and Board of Directors have recommended, subject to the Company's shareholders' approval, that Kost Forer Gabbay & Kasierer is appointed as the Company's independent auditors for the period ending at the Company's next Annual General Meeting of Shareholders.

     The shareholders will also be asked to authorize the Audit Committee and/or the Board of Directors upon recommendation of the Audit committee to fix the remuneration of the auditors upon recommendation of the Audit Committee as contemplated by the U.S. Sarbanes-Oxley Act. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions by the shareholders. In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2004.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolutions. It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company for the period ending upon the next annual general meeting of shareholders."

     "RESOLVED FURTHER, that the Audit Committee and/or the Board of Directors of the Company upon recommendation of the Audit Committee be authorized to fix the remuneration of the independent auditors."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.

        ITEM 6 -- REVIEW OF THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2004

     At the Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2004 and the Auditors' Report in respect thereto will be reviewed and the auditors will answer appropriate questions.

                                 OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting. However, if any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.


                                        By Order of the Board of Directors,


                                        /s/ Anthony Maher
                                        Anthony Maher, Chairman

Dated: June 24, 2005

                                                                         ANNEX A

                    Zvi Slonimsky 2005 Compensation Package

     Mr. Slonimsky's annual bonus shall be restated as follows:

The Bonus Plan for 2005:

-------------------------------------------------------------------------------------
      Bonus                Based on            Maximum Bonus            Notes
-------------------------------------------------------------------------------------
    0-$40,000        Company sales:           $40,000              M$220 - $20,000
                   World wide total sales                          M$250 - $30,000
                   (shipments)                                     M$280 - $40,000
-------------------------------------------------------------------------------------
    0-$35,000         Board Discretion:       $35,000            Meeting key targets
                       By the Chairman                             in the Company
                                                                 organization, R&D,
                                                                budgets, financials,
                                                                  market share and
                                                                     build out.
-------------------------------------------------------------------------------------
                                              Maximum bonus $75,000

[Logo]
alvarion
    We're on your wavelength.

ALVARION LTD.
C/O PROXY SERVICES
P.O. BOX 9163
FARMINGDALE, NY 11735


VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS

If you would like to reduce the costs incurred by Alvarion Ltd. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY MAIL

Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Alvarion Ltd., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.


TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
                                   ALV051     KEEP THIS PORTION FOR YOUR RECORDS
--------------------------------------------------------------------------------
                                             DETACH AND RETURN THIS PORTION ONLY
              THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.


ALVARION LTD.


Vote On Directors

(1) Re-election of (1) Mr. Benny Hanigal and election of (2) Mr. Tzvi Friedman to the Company's Board of Directors;

                        For      Withhold       For All
                        All         All          Except
                         0           0              0

To withhold authority to vote with respect to certain nominees, mark "For All Except" and write the nominee's number with respect to which the vote is withheld on the line below.



 Vote On Proposals                                         For  Against  Abstain

(2)  Approval of option grant to Messrs. Benny              0      0        0
     Hanigal and Amnon Yacoby;

(3)  Approval of Mr. Zvi Slonimsky's 2005 bonus plan;       0      0        0

(4)  Amendment of the Company's Articles of Association
     and indemnification agreements with each of its        0      0        0
     office holders and directors, regarding insurance, indemnification and exculpation of Office Holders;

(5)  Reappointment of Kost Forer Gabbay & Kasierer, a
     member of Ernst & Young Global, as the Company's       0      0        0
     independent auditors for the period ending upon the next Annual General Meeting of Shareholders and the authorization of the Company's Audit Committee and/or
     Board of Directors to set their remuneration.


----------------------------------------     -----------------------------------
Signature [PLEASE SIGN WITHIN BOX]  Date     Signature (Joint Owners)       Date

--------------------------------------------------------------------------------
                                  ALVARION LTD.

                                    NOTICE OF
                   2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2005 Annual General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (the "Company" or "Alvarion") will be held on July 26, 2005 at 10:00 a.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel. 972-3-6456262

The shareholder(s) hereby appoint(s) Zvi Slonimsky and Dafna Gruber, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them, or either of them, to represent and to vote, as designated on the reverse side of this ballot, all Ordinary Shares of Alvarion Ltd. that the shareholder(s) is or are entitled to vote at the 2005 Annual General Meeting of Shareholders to be held on Tuesday, July 26, 2005 at 10:00 a.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, and any adjournment or postponement thereof.

Shareholders of record at the close of business on Friday, June 24, 2005 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postage-paid envelope provided. Shareholders may revoke their proxies at any time before the exercise thereof by filing with the Company a notice of revocation or a duly executed proxy bearing a later date, or by voting the shares in person at the Meeting.

Joint holders of shares should take note that, pursuant to Article 34.4 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy or by deed of vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names of such holders stand in the Company's Shareholder Register.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

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